K&L Gates LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

June 25, 2009

Via EDGAR

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	GuideStone Funds (Inflation Protected Bond Fund); File Nos. 333-53432 and 811-10263

Dear Mr. Grzeskiewicz:

GuideStone Funds (the “Registrant”) filed Post-Effective Amendment No. 24 to its Registration Statement (“PEA 24”) with the Securities and Exchange Commission (the “SEC”) regarding the Inflation Protected Bond Fund (the “Fund”), a series of the Registrant, on May 29, 2009 (accession number 0001193125-09-121299) to register the Fund as a new series of the Registrant.

Following below is a summary of the comments on PEA 24 that you provided to the undersigned via telephone on Friday, June 19, 2009, and the Registrant’s responses to those comments. Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 24.

The changes to the Fund’s prospectus and statement of additional information as described below are included in the Registrant’s Rule 497(c) filing filed on June 25, 2009 (the “497(c) filing”) to incorporate the Fund into the Registrant’s combined prospectus and statement of additional information.

PROSPECTUS

1.     COMMENT: On page 8 of the prospectus, under the caption “What are inflation-protected bonds?” please provide an example of an inflation-protected bond.

RESPONSE: The Registrant has provided an example of “inflation-protected bonds” on page 81 of the prospectus included in the 497(c) filing, noting that Treasury Inflation Protected Securities are an example of “inflation protected bonds.”

2.     COMMENT: On page 14, under the caption “Cash Overlay Program” please describe more fully how the responsibilities of Northern Trust Investments, N.A. (“NTI”) and BlackRock Financial Management, Inc. (“BlackRock”) are divided with respect to monitoring and investing cash balances of the Fund.

Securities and Exchange Commission

June 25, 2009

RESPONSE: The Registrant has revised its “Cash Overlay Program” disclosure on page 130 of prospectus included in the 497(c) filing, stating that “The Adviser and the Sub-Adviser(s) for each Fund determine the amount of each Fund’s cash balances.”

3.     COMMENT: Please define “Duration” in the “Glossary” to the Fund’s Prospectus beginning on page 30.

RESPONSE: The Registrant has defined “Duration” on page 156 of the prospectus included in the 497(c) filing.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

4.     COMMENT: In the Fund’s SAI, please describe the effect of longer portfolio duration on the risk associated with fluctuating interest rates.

RESPONSE: The Registrant has included “Interest Rate Sensitivity” disclosure on page 20 of the SAI included in the 497(c) filing.

5.     COMMENT: In the Fund’s SAI, please describe the risk related to investing in reliance on credit quality ratings issued by ratings agencies.

RESPONSE: The Fund has revised disclosure with respect to ratings of high yield securities on page 19 of the SAI and included additional disclosure regarding “Securities Ratings Information” on page 27 of the SAI included in the 497(c) filing.

*        *        *        *        *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 25, 2009

If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9220.

Very truly yours,

/s/ Eric S. Purple

Eric S. Purple

cc:	Melanie Childers

GuideStone Capital Management

Donald W. Smith

K&L Gates LLP